Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156519

Prospectus

UNIFIED GROCERS, INC.

$47,000,000 Partially Subordinated Patrons’ Deposit Accounts

Unified Grocers, Inc.

5200 Sheila Street

Commerce, California 90040

(323) 264-5200

Price to the public: $47,000,000

Proceeds to Unified: $47,000,000

•	Offering of deposit accounts to Members.

•	There is no established public trading market for these deposit accounts, and none is expected to develop.

Unified is a retailer-owned, grocery wholesale cooperative. Unified’s shareholders are its current or former customers. We refer to such shareholders as members. Unified’s customers include both its members and non-members. Members are required to own Unified’s Class B shares, and may choose to acquire such shares over time, typically if a subordinated cash deposit is provided for the full amount of the Class B share requirement. The requirement for the subordinated cash deposit is eliminated once the member holds sufficient Class B shares to satisfy the Class B share requirement. This prospectus relates only to the required subordinated cash deposit related to the member’s Class B share requirement. The required deposits are subordinated to senior indebtedness of Unified, do not bear interest and are not secured.

Placing funds in deposit accounts involves risks. See “Risk Factors” beginning on page 8 for a discussion of factors you should consider before placing funds in deposit accounts.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offer is not underwritten.

The date of this prospectus is March 12 , 2010

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and the documents incorporated by reference are complete and accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus incorporates important business and financial information about us that is not included in this prospectus. This information is available without charge upon written or oral request. See “WHERE YOU CAN FIND MORE INFORMATION.”

PROSPECTUS SUMMARY

This summary highlights information and matters described more fully elsewhere in this prospectus and the documents incorporated by reference in this prospectus. You should read this summary in connection with the more detailed information, including our consolidated financial statements and the related notes, appearing elsewhere in this prospectus or incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “RISK FACTORS.” You should carefully read each document incorporated by reference in this prospectus. See “INCORPORATION BY REFERENCE.” The description of the rights and obligations of Members generally in this prospectus is qualified in its entirety by the terms of the particular membership agreements entered into by each Member; the forms of these agreements have changed from time to time.

The terms “Unified,” “the Company,” “we,” “us,” or “our” refer to Unified Grocers, Inc.

Business

Unified is a retailer-owned, grocery wholesale cooperative serving supermarket, specialty and convenience store operators located primarily in the western United States and the Pacific Rim. We sell a wide variety of products typically found in supermarkets. We sell products and provide support services through Unified or through our specialty food subsidiary (Market Centre) and international sales subsidiary (Unified International, Inc.). We report all product sales in our Wholesale Distribution segment. We also provide support services to our customers through separate subsidiaries, including insurance and financing, and through our Wholesale Distribution segment, including promotional planning, retail technology, equipment purchasing services and real estate services. Insurance activities are reported in our Insurance segment while finance activities are grouped within our All Other business activities. The availability of specific products and services may vary by geographic region. We have three separate geographical and marketing regions. The regions are Southern California, Northern California and the Pacific Northwest.

The Company’s customers include its owners (“Members”) and non-owners (“Non-Members”). We do business primarily with those customers that have been accepted as Members. Our Members operate supermarket companies that range in size from single store operators to regional supermarket chains. Store sizes range from neighborhood stores of less than 10,000 square feet to large box format stores of over 80,000 square feet. Members are required to meet specific capitalization requirements, which include capital stock ownership and may include required cash deposits. Customers who purchase less than $1 million annually from the Company would not generally be considered for membership, while customers who purchase over $3 million annually are encouraged to become Members. See “PROSPECTUS SUMMARY—Membership Requirements.” The capitalization and purchase requirements may be modified at the discretion of the Company’s Board of Directors (the “Board”). We distribute the earnings from activities conducted with our Members, excluding activities conducted with subsidiaries (“Patronage Business”), in the form of patronage dividends. An entity that does not meet Member purchase requirements or does not desire to become a Member may conduct business with Unified as a Non-Member customer on a non-patronage basis. We retain the earnings from our subsidiaries and from business conducted with Non-Members (collectively, “Non-Patronage Business”). See “DESCRIPTION OF DEPOSIT ACCOUNTS—Patronage Dividends.”

Unified is a California corporation organized in 1922 and incorporated in 1925. Our principal executive offices are located at 5200 Sheila Street, Commerce, California 90040, and our telephone number is (323) 264-5200. In September 1999, we completed a merger (the “Merger”) with United Grocers, Inc. (“United”), a grocery cooperative headquartered in Milwaukie, Oregon. In connection with the Merger, we changed our name from Certified Grocers of California, Ltd. to Unified Western Grocers, Inc. As part of an initiative to strengthen our corporate brand and image in the marketplace, in fiscal 2007, we began to do business as “Unified Grocers” for nearly all purposes, and effected a legal name change on February 20, 2008.

Our strategic focus is to promote the success of independent retailers. A significant milestone was achieved in early fiscal 2008, when we purchased certain assets and assumed certain liabilities of Associated Grocers, Incorporated (“AG”) and its subsidiaries (the “Seattle Operations”), a retailer-owned grocery cooperative headquartered in Seattle, Washington (the “Acquisition”). The Seattle Operations primarily serve retailers throughout Washington, Oregon, Alaska and the Pacific Rim.

Financial Condition and Results of Operations

The documents filed with the Securities and Exchange Commission and incorporated herein by reference contain information regarding the Company’s recent operating results and current financial condition. See “INCORPORATION BY REFERENCE.”

Membership Requirements

Unified does business primarily with those customers that have been accepted as Members. The Company has established a number of guidelines that are used to determine whether a customer is eligible for membership. These guidelines are reviewed periodically by the Board and are adjusted as market conditions change.

Customers who purchase less than $1 million annually from the Company would not generally be considered for membership, while customers who purchase over $3 million annually are encouraged to become Members.

In addition, a person seeking to qualify for, and maintain its status as, a Member of the Company must:

•	Own Class A and Class B Shares in an amount specified by the Board;

•	Be of approved financial standing;

•	Be engaged in selling grocery and related products at retail or wholesale;

•	Make application in the form prescribed by Unified; and

•	Be accepted as a Member by the Board.

Class A Share Requirement

Each Member is required to own a number of Class A Shares as may be established by the Board. Unified currently requires each Member to own 350 shares. The purchase price for the Class A Shares is based on a formula approved by the Board (the “Exchange Value Per Share”). Prior to September 30, 2006, the Company computed the Exchange Value Per Share of the Class A and Class B Shares as Book Value divided by the number of Class A and Class B Shares outstanding at the end of the fiscal year. Book Value was computed based on the sum of the fiscal year end balances of Class A and Class B Shares, plus retained earnings, plus (less) accumulated other comprehensive earnings (loss). Commencing September 30, 2006, the Company has computed its Exchange Value Per Share excluding accumulated other comprehensive earnings (loss) from Book Value. Effective February 23, 2010, the Company modified its Exchange Value Per Share computation to also exclude from Book Value non-allocated retained earnings (loss) and the redemption value of unredeemed shares tendered for redemption, and to exclude the number of shares tendered for redemption from the outstanding number of Class A and Class B Shares. See “PROSPECTUS SUMMARY—Non-Allocated Earnings.” Exchange Value Per Share does not necessarily reflect the amount the net assets of the Company could be sold for or the dollar amount that would be required to replace them. The Board may increase or otherwise change the Class A Share requirement, and may change the method of determining Exchange Value Per Share, at its discretion. The Company has various payment plans available for the purchase of the Class A Shares. The Board is authorized to accept Members without the issuance of Class A Shares when the Board determines that such action is justified by reason of the fact that the ownership of the Member is the same, or sufficiently the same, as that of another Member holding the required number of Class A Shares.

Class B Share Requirement

Each Member is required to own such amount of Class B Shares as may be established by the Board. Unified currently requires each Member to own Class B Shares having an issuance value equal to approximately twice the Member’s average weekly purchases from the Cooperative Division, except for meat and produce which are approximately one times the Member’s average weekly purchases from the Cooperative Division. This requirement to own Class B Shares is referred to as the “Class B Share requirement.” If purchases are not made weekly, the average weekly purchases are based on the number of weeks in which purchases were actually made.

The Class B Share requirement is determined twice a year, at the end of the Company’s second and fourth fiscal quarters, based on the Member’s purchases from the Cooperative Division during the preceding four quarters.

The purchase price for the Class B Shares is the Exchange Value Per Share (see preceding description of Exchange Value Per Share in “Class A Share Requirement”) of Unified’s outstanding shares at the close of the fiscal year end prior to the issuance of such Class B Shares. Members meeting certain qualifications may elect to maintain a reduced Class B Share requirement. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Reduced Share Requirement.” New Members typically must satisfy their Class B Share requirement entirely through the holding of Class B Shares by the end of the sixth year of membership. Class B Shares required to be held by a new Member may be purchased directly at the time of admission as a Member or may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year. As Class B Shares are issued as part of a Member’s patronage dividend distribution, the Member receives credit against its Class B Share requirement based on the issuance value of such Class B Shares. If at the end of the Company’s second fiscal quarter, after giving effect to the Company’s next estimated Cooperative Division patronage dividend, the Member does not hold Class B Shares with a combined issuance value equal to the required amount of Class B Shares, Unified will typically require an additional subordinated deposit equal to such deficiency which, at Unified’s option, may be paid over a 26-week period. If following the issuance of Class B Shares as part of a patronage dividend distribution, the Member does not hold Class B Shares with a combined issuance value equal to the required amount of Class B Shares, then additional Class B Shares must be purchased by the Member in an amount sufficient to achieve the requirement. The additional Class B Shares may be paid for by charging the Member’s cash deposit account in an amount equal to the issuance value of the additional Class B Shares or by direct purchase by the Member, which may be paid over 26 weeks. Certain Members, including those who were shareholders and customers of United or AG on the date of the Merger or the Acquisition (“former shareholders of United or AG”), may elect to satisfy their Class B Share requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions. In order to be eligible to elect to satisfy their Class B Share requirement solely from patronage dividend distributions, former shareholders of AG were also required to enter into supply agreements with the Company. Members that are permitted to satisfy their Class B Share requirement solely from their patronage dividend distributions must remain on the reduced Class B Share requirement and typically will not be permitted to change their election to the standard Class B Share requirement until they have satisfied their Class B Share requirement. The Board may increase or otherwise change the Class B Share requirement and payment terms at its discretion. See “DESCRIPTION OF DEPOSIT ACCOUNTS—General.”

Non-Allocated Earnings

In February 2010, the shareholders authorized the Board, in its sole discretion, to retain a portion of the Company’s annual earnings from its non-patronage business and not allocate those earnings to the Exchange Value. Effective February 23, 2010, the Company modified its Exchange Value Per Share computation to also exclude from Book Value non-allocated retained earnings (loss) and the redemption value of unredeemed shares tendered for redemption, and to exclude the number of shares tendered for redemption from the outstanding number of Class A and Class B Shares. The Board may reallocate the non-allocated earnings back to the Exchange Value in its discretion.

Shares Pledged As Security; Offset and Recoupment

Class A, Class B and Class E shares and all other shares and securities issued from time to time by Unified may be maintained by Unified in book-entry form or in certificated form in its treasury system. Such shares and securities, and all distributions thereon (including subordinated patronage dividend certificates) and products and proceeds thereof are pledged to Unified and its direct and indirect, present and future subsidiaries to secure the prohibition against their transfer, to secure Unified’s rights to repurchase the shares and as security for the payment of any and all indebtedness and obligations of the Member to Unified or such subsidiaries. Upon issuance of shares in book-entry form, written notice will be provided of the restrictions and limitations on transfer and of Unified’s right to deduct any amounts owed by the Member to Unified or such subsidiaries, from any payments that might otherwise be due from Unified to the Member for shares being repurchased or redeemed. Upon termination of membership of a Member or any affiliate of a Member, or default by a Member or any affiliate of a Member of any agreement with Unified or such subsidiaries, Unified is under no obligation to return any collateral pledged to it or such subsidiaries, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, Unified or such subsidiaries. Unified does not permit a Member to offset or recoup any obligations owing to Unified or such subsidiaries or otherwise refuse to pay any amounts owed to Unified or such subsidiaries. However, Unified and such subsidiaries retain all rights of offset and recoupment and furthermore, the 2008 form of pledge agreement provides that Unified and such subsidiaries each have the right to offset and recoup any obligations owed by the Member to any of them. The Secretary of Unified is authorized, and is given a power of attorney, on behalf of each Member to surrender the shares for repurchase or redemption, to receive notice of purchase or of repurchase and redemption, to receive the proceeds therefrom, to do all acts necessary or advisable to perfect the security interests of Unified and its direct and indirect, present and future subsidiaries, to do any act the Member is obligated to do, to file in the Member’s name any financing statement and to endorse and transfer collateral upon foreclosure. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Pledge of Shares and Deposits; Offset and Recoupment.”

Deposits

Class B Shares required to be held by a new Member may be purchased directly at the time of admission as a Member or may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year, if a subordinated cash deposit (“Required Deposit”) is provided for the full amount of the Class B Share requirement during the five-year build-up of the Class B Share requirement. The Required Deposit may generally be paid either in full upon acceptance as a Member or 75% upon acceptance and the balance paid over a 26-week period. Required Deposits for new stores or growth in the sales of existing stores can be paid either in full or with a 50% down payment and the balance paid over a 26-week period; replacement stores typically are treated as new stores for purposes of determining the treatment of the Required Deposit. Certain Members, including former shareholders of United or AG, may elect to satisfy their Class B Share requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions, and are not required to provide a Required Deposit. In order to be eligible to elect to satisfy their Class B Share requirement solely from patronage dividend distributions, former shareholders of AG were also required to enter into supply agreements with the Company. If following the issuance of Class B Shares as part of a patronage dividend distribution, the Member holds the required amount of Class B Shares, then a corresponding portion of the Required Deposit is released from the subordination agreement and is then classified as an excess deposit. The Required Deposits are contractually subordinated to and subject to the prior payment in full of certain indebtedness of the Company (referred to herein as “senior indebtedness”) described below in “DESCRIPTION OF DEPOSIT ACCOUNTS—Subordination.”

Members may also maintain deposits with Unified in excess of the Required Deposits. Member and Non-Member customers may be required to provide a credit deposit (“Credit Deposit”) in order to purchase products on credit terms established by the Company. “Credit Deposit” means any deposit that is required to be maintained by such Member or Non-Member customer in accordance with levels established by the credit office of Unified from time to time in excess of the amount of Required Deposits set by the Board. Member deposits in excess of the Required Deposits and deposits of Non-Members are not subordinated to senior indebtedness of the Company and are not being registered as part of this offering. Amounts in the deposit accounts are not segregated from other funds of Unified. The deposit accounts, including the Required Deposits, are recorded in Unified’s records by means of book entries and no note, certificate or other instrument is issued as evidence of the deposit account.

Pledge of Deposits

The Company requires each Member to pledge, as collateral, all deposits and deposit accounts with Unified and all distributions thereon (including shares of the Company and securities and subordinated patronage dividend certificates) and products and proceeds thereof as security for the payment of any and all indebtedness and obligations of the Member to the Company or its direct or indirect, present or future subsidiaries. Such security is also pledged to Unified and such subsidiaries to secure the prohibition against the transfer of all deposits, deposit accounts, shares of the Company, and securities and subordinated patronage dividend certificates issued from time to time to the Member by the Company, and to secure Unified’s rights to repurchase such shares. Upon termination of membership of a Member or any affiliate of a Member, or default by a Member or any affiliate of a Member of any agreement with Unified or such subsidiaries, Unified is under no obligation to return any collateral pledged to it or such subsidiaries, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, Unified or such subsidiaries. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Pledge of Shares and Deposits; Offset and Recoupment.”

Subordination of Members’ Required Deposits

The Required Deposits and all subordinated patronage dividend certificates are contractually subordinated and subject to the prior payment in full of senior indebtedness of the Company. As a condition of becoming a Member, each Member is required to execute a subordination agreement providing for the subordination of the Member’s Required Deposits and all subordinated patronage dividend certificates. Members are not required to execute subordination agreements with respect to any cash deposits in excess of the Required Deposits. Non-Members are not required to execute subordination agreements.

The senior indebtedness to which the Required Deposits are subordinated is described in this prospectus. Generally, no payment can be made by the Company with respect to the Required Deposits in the event of an uncured default by the Company relating to senior indebtedness, or in the event of dissolution, liquidation, insolvency or other similar proceedings, until all senior indebtedness has been paid in full. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Subordination.” Repayment of deposit accounts is not currently limited by the Company’s covenants in its loan agreements. Amounts in the deposit accounts that are in excess of the Required

Deposits are not subject to subordination. Unified currently has three forms of subordination agreements: (i) the subordination agreement that became effective as of July, 2008 or the “2008 Subordination Agreement;” (ii) the subordination agreement that Members executed from January 14, 1994 to July, 2008 or the “1994 Subordination Agreement;” and (iii) the subordination agreement that Members executed before January 14, 1994 or the “Pre-1994 Subordination Agreement.” The terms of these agreements are different. New Members will be required to execute the 2008 Subordination Agreement. In addition, existing Members who executed either the 1994 Subordination Agreement or the Pre-1994 Subordination Agreement may be required to execute the 2008 Subordination Agreement if there is a change in the Member’s business form. Members continue to be subject to the terms of the subordination agreement they originally executed. Required Deposits totaled approximately $3.1 million at January 2, 2010. The outstanding amount of senior indebtedness to which the required deposits were subordinated totaled approximately $241.7 million as of January 2, 2010. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Subordination.”

Offset and Recoupment of Deposits

The Company does not permit a Member to offset or recoup any obligations owing to Unified or its direct or indirect, present or future subsidiaries or otherwise refuse to pay any amounts owed to Unified or such subsidiaries. However, Unified and such subsidiaries retain all rights of offset and recoupment and furthermore, the 2008 form of pledge agreement provides that Unified and such subsidiaries each have the right to offset and recoup any obligations owed by the Member to any of them. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Pledge of Shares and Deposits; Offset and Recoupment.”

Interest

The Company does not pay interest on the Required Deposits or any Credit Deposits. The Company currently pays interest at the prime rate for any cash deposits in excess of the sum total of a Member’s Required Deposit and required Credit Deposit. The payment of interest and the rate of interest paid on such excess cash deposits are subject to change at the discretion of the Company. In no event will the Company pay any interest in excess of the amounts permitted under applicable law. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Interest.”

Repayment

Upon request, the Company will return to a Member any cash deposit amount in excess of the aggregate of (i) the Required Deposit plus (ii) any required Credit Deposit, provided that the Member is not in default of any of its obligations to Unified or its direct or indirect, present or future subsidiaries. A Member may have an amount in its deposit account that exceeds the aggregate of (i) the Required Deposit plus (ii) any required Credit Deposit, if the Member’s purchases, during the period when the Required Deposit is determined, have declined from the previous measuring period, or the Member has received cash patronage dividends, which are deposited into the Members’ deposit accounts, or a portion of the Required Deposit is classified as an excess deposit following the issuance of Class B Shares as part of a patronage dividend distribution. In any event, if membership status is terminated, a Member is entitled to have its deposits returned, less any amounts owed to Unified or its direct or indirect, present or future subsidiaries; provided, however, that Unified is under no obligation to return any collateral pledged to it or such subsidiaries, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, Unified or such subsidiaries. In all cases, a return of that portion of a Member’s cash deposit that consists of Required Deposits will be governed by the applicable subordination provisions and will be returned only to the extent permitted by the subordination provisions. Deposit accounts are not segregated from Unified’s other funds. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Repayment.”

Other Significant Aspects

The deposit accounts are unsecured and nontransferable without Unified’s consent, which will normally be withheld except where the transfer of the deposit is in connection with the transfer of a Member’s business to an existing or new Member for continuation of such business. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Other Significant Aspects.”

RATIO OF EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended January 2, 2010	Fiscal Year
		2009	2008	2007	2006	2005
Ratio of earnings to fixed charges (1)	4.22x	3.97x	3.68x	3.34x	3.74x	3.26x

(1)	Earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before income taxes and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.

RISK FACTORS

An investment in our deposit accounts involves significant risks. You should carefully consider the risks, uncertainties and other factors described below, along with the other information contained or incorporated by reference in this prospectus, before placing funds in deposit accounts. The risks, uncertainties and other factors described below are not the only risks related to an investment in the deposit accounts or to our business. You should refer to the information incorporated by reference in this prospectus for additional discussion of risk factors. In addition, there may be other risks, uncertainties and other factors that we do not currently consider material or that are not currently known to us. If any of the following risks were to occur, our business, affairs, prospects, assets, financial condition, results of operations and cash flows could be materially adversely affected. If this occurs, you could lose all or part of your deposit account.

Risks Related to Deposit Accounts

Your Required Deposits will be subordinated to senior indebtedness of the Company.

We require each Member to execute a subordination agreement that provides for the subordination in certain circumstances of the Member’s right to repayment of its Required Deposits in full until all indebtedness to the Company is satisfied. In addition, if Unified defaults on senior indebtedness, Members will not be refunded their Required Deposits unless all senior indebtedness is paid in full (see “DESCRIPTION OF DEPOSIT ACCOUNTS—Subordination”). The outstanding amount of senior indebtedness to which the Required Deposits is subordinated totaled approximately $241.7 million at January 2, 2010.

Your deposit accounts and shares will be pledged as security; You waive your right to offset or recoupment.

The Company requires each Member to pledge, as collateral, all deposits and deposit accounts with Unified and all distributions thereon and products and proceeds thereof, all Class A, Class B and Class E Shares of the Company, all other shares and securities issued from time to time to the Member by Unified, and any subordinated patronage dividend certificates (“Patronage Certificates”) held by it, to secure its obligations to Unified and its direct or indirect, present or future subsidiaries. Such security is also pledged to Unified and such subsidiaries to secure the prohibition against their transfer and to secure Unified’s right to repurchase the shares. Even if you pay all amounts that are due, Unified may not return any of the pledged collateral, or any proceeds thereof, to you upon termination of membership if it determines that you owe to Unified or such subsidiaries any amounts which have not yet become due and may never become due, or any of your future performance obligations to Unified or such subsidiaries remain unperformed. The Company does not permit the Member to offset or recoup any obligations owing to Unified or such subsidiaries or otherwise refuse to pay any amounts owed to Unified or such subsidiaries. However, Unified and such subsidiaries retain all rights of offset and recoupment and furthermore, the 2008 form of pledge agreement provides that Unified and such subsidiaries each have the right to offset and recoup any obligations owed by the Member to any of them. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Pledge of Shares and Deposits; Offset and Recoupment.”

You may be personally liable to Unified.

In most circumstances, individual owners and affiliates of Members are required to guarantee the obligations of such Members.

Your deposit accounts may be used to satisfy your outstanding obligations to Unified.

Unified and its direct and indirect, present and future subsidiaries retain all rights of offset and recoupment and furthermore, the 2008 form of pledge agreement provides that Unified and such subsidiaries each have the right to offset and recoup any obligations by a Member to any of them. This means, among other things, that if you do not pay amounts owed to Unified and such subsidiaries, we may take your deposit account balance to pay, as necessary, those obligations. Even if you pay all amounts that are due, Unified may not return your deposit to you upon termination of membership if it determines that you owe to Unified or such subsidiaries any amounts which have not yet become due and may never become due, or any of your future performance obligations to Unified or such subsidiaries remain unperformed. The Company does not permit the Member to offset or recoup any obligations owing to Unified or such subsidiaries or otherwise refuse to pay any amounts owed to Unified or such subsidiaries. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Other Significant Aspects.”

Your deposit account is not transferable.

You must have Unified’s permission to transfer your ownership of a deposit account to someone other than Unified. Unified will normally not grant its consent except where the transfer of the deposit account is in connection the transfer of a Member’s business to an existing or new Member for continuation of such business.

The Required Deposits do not bear interest.

The Required Deposits and required Credit Deposits do not bear interest. Therefore, Members will receive no return on the Required Deposits and required Credit Deposits maintained with the Company. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Interest.”

Your deposit account will be an unsecured obligation.

Your investment in a deposit account will not be secured by any lien upon any assets of Unified and will not be segregated from the other funds of Unified. Accordingly, there is a risk to the Member that no payment will be made by the Company with respect to the Required Deposits in the event of an uncured default by the Company with respect to senior indebtedness, or in the event of dissolution, liquidation, insolvency or other similar proceedings.

Unified’s liquidity might be adversely affected if Unified were required to return a substantial amount of the deposit accounts at one time or over a brief period of time.

Since the deposit accounts are not segregated from Unified’s other funds, Unified’s liquidity might be adversely affected if Unified were required to return a substantial amount of the deposit accounts at one time or over a brief period of time. While Unified’s liquidity has not been adversely affected in the past as a result of the return of deposits to Members or Non-Member customers, there can be no assurance that Unified’s liquidity would not be adversely affected in the future as a result of the return to Members or Non-Member customers of a substantial amount of deposit accounts. In addition, Unified does not maintain any segregated funds to provide for the repayment of deposit accounts, nor are the deposit accounts secured obligations of Unified. Thus, in the event a substantial amount of deposit accounts were required to be repaid by Unified at one time or over a brief period of time, or in the event Unified were to experience financial difficulties or to become insolvent, there can be no assurance with respect to Unified’s ability to repay the deposit accounts and with respect to the ability of Unified’s Members to recover the amount of their deposit accounts.

You may request that any amount you have in a deposit account in excess of the aggregate of (i) the Required Deposits plus (ii) any required Credit Deposits, be returned to you provided that you are not in default of any of your obligations to Unified or its direct or indirect, present or future subsidiaries. If you ever cease being a Member, then you are entitled to have your deposits returned, less amounts owed to Unified or its direct or indirect, present or future subsidiaries; provided, however, that Unified is under no obligation to return any collateral pledged to it or such subsidiaries, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, Unified or such subsidiaries. Our ability to repay your Required

Deposits is subject to the subordination agreement covering the Member’s Required Deposit. Unified does not maintain any segregated funds to repay deposits, whether excess deposits, Credit Deposits or Required Deposits. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Repayment.”

You may have to return payments, distributions, deposit refunds or shares that you receive.

If Unified makes any payment or distribution (in any form, whether in cash, shares, subordinated patronage dividend certificates, or otherwise), including without limitation dividends and redemption or repurchase payments, on account of its shares or subordinated patronage dividend certificates (any such payment or distribution being referred to in this paragraph as a “Distribution”), such Distribution could be deemed to be a fraudulent transfer under applicable state or federal law if made while Unified is insolvent or if Unified is rendered insolvent by such Distribution. In this context, an entity is “insolvent” if, at fair valuations, the sum of its debts is greater than all of its property, and is also presumed to be insolvent if it is generally not paying its debts as they become due. The term “debts” in this context is broadly defined and includes any liability on any claim, whether or not reduced to judgment, and whether matured or unmatured, liquidated or unliquidated, fixed or contingent, disputed or undisputed, legal or equitable, secured or unsecured. In this context, “debts” may include contingent or other liabilities that would not be reflected on, and “fair valuations” may be different than the amounts of assets and liabilities that would be reflected on, a balance sheet prepared in accordance with generally accepted accounting principles. Alternatively, a Distribution may constitute a fraudulent transfer if Unified is left with remaining property that is an unreasonably small capital or that is unreasonably small in relation to any business or transaction in which Unified is then engaged or about to engage, or if Unified intended to incur or believed it would incur debts beyond its ability to pay as they became due. Any Distribution, or any payment or return of all or any portion of a Member’s deposit (referred to in this paragraph as a “Deposit Return”), may also constitute a fraudulent transfer if made by Unified with actual intent to hinder, delay or defraud any of its creditors. If any Distribution or Deposit Return is determined to be a fraudulent transfer, the Member that receives or is credited with such Distribution or Deposit Return may be forced to return or otherwise repay the same (or the value thereof) to Unified, creditors of Unified, or a trustee or receiver for or assignee for the benefit of creditors of Unified. In addition, a Member may be subject to state or federal preference laws if the Member receives or is credited with any Distribution, Deposit Return or other payment or transfer of property from Unified within 90 days (or one year if the Member is an “insider” of Unified as defined in such preference laws) of the filing of a petition by or against Unified under any chapter of the federal Bankruptcy Code or the making by Unified of an assignment for the benefit of creditors. Pursuant to these preference laws, the Member could be required to return or otherwise repay the same (or the value thereof) to Unified or a trustee for or assignee for the benefit of creditors of Unified. In addition, regardless of whether any of the foregoing circumstances apply, any Distributions or issuance of Unified shares (whether by purchase or as a Distribution) of which Unified retains possession as collateral security might be set aside or recovered (together with any proceeds thereof) or the value thereof recovered from the Member, by Unified, creditors of Unified, or a trustee or receiver for or assignee for the benefit of creditors of Unified, under Section 3440 of the California Civil Code, regardless of whether the Distributions or shares are or are not subsequently released to or applied against obligations of the Member.

Risks Related to Our Business

The markets in which we operate are highly competitive; characterized by high volume and low profit margins, customer incentives (including pricing, variety, and delivery) and industry consolidation.

The shifting of market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in various markets. A significant portion of the Company’s sales are made at low margins. As a result, the Company’s profit levels may be negatively impacted if it is forced to respond to competitive pressure by reducing prices.

Increased competition has caused the industry to undergo changes as participants seek to lower costs, further increasing pressure on the industry’s already low profit margins. In addition to price competition, food wholesalers also compete with regard to quality, variety and availability of products offered, strength of corporate label brands offered, schedules and reliability of deliveries and the range and quality of services provided.

Continued consolidation in the industry, heightened competition among the Company’s suppliers, new entrants and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect the Company’s business, financial condition and results of operations.

The Company may experience reduced sales if Members lose market share to fully integrated chain stores, warehouse stores and supercenters that have gained increased market share. This trend is expected to continue.

These supercenters have benefited from concentrated buying power and low-cost distribution technology, and have increasingly gained market share at the expense of traditional supermarket operators, including some independent operators, many of whom are the Company’s customers. The market share of such alternative format stores is expected to grow in the future, potentially resulting in a loss of sales volume for the Company. A loss of sales volume could potentially cause patronage dividends to be reduced and/or the Exchange Value Per Share of the Company’s shares to decrease, thereby reducing the value of the Members’ Class A and Class B Shares.

We will continue to be subject to the risk of loss of Member and Non-Member customer volume.

The Company’s operating results are highly dependent upon either maintaining or growing its distribution volume to its customers. The Company’s largest customer, Smart & Final, Inc., a Non-Member customer, and the ten largest Member and Non-Member customers constituted approximately 10% and 43%, respectively, of total sales for the thirteen-week period ended January 2, 2010. A significant loss in membership or volume could adversely affect the Company’s operating results. We will continue to be subject to the risks associated with consolidation within the grocery industry. When independent retailers are acquired by large chains with self-distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower sales volume if the volume cannot be replaced.

The Company may experience reduced sales if Members purchase directly from manufacturers.

Increased industry competitive pressure is causing some of the Company’s Members that can qualify to purchase directly from manufacturers to increase their level of direct purchases from manufacturers and expand their self-distribution activities. The Company’s operating results could be adversely affected if a significant reduction in distribution volume occurred in the future.

We are vulnerable to changes in general economic conditions.

The Company is affected by certain economic factors that are beyond its control, including changes in the overall economic environment. In recent periods, the Company has experienced significant volatility in the cost of certain commodities, the cost of ingredients for our manufactured breads and processed fluid milk, and the cost of packaged goods purchased from other manufacturers. An inflationary economic period could impact the Company’s operating expenses in a variety of areas, including, but not limited to, employee wages, benefits and workers’ compensation insurance, as well as energy and fuel costs. A portion of the risk related to wages and benefits is mitigated by bargaining agreements that contractually determine the amount of inflationary increases. General economic conditions also impact our pension plan liabilities, as the assets funding or supporting these liabilities are invested in securities that are subject to interest rate and stock market fluctuations. A portion of the Company’s debt is at floating interest rates and an inflationary economic cycle typically results in higher interest costs. The Company operates in a highly competitive marketplace and passing on such cost increases to customers could be difficult. It is also difficult to predict the effect that possible future purchased or manufactured product cost decreases might have on our profitability. The effect of deflation in purchased or manufactured product costs would depend on the extent to which we had to lower selling prices of our products to respond to sales price competition in the market. Consequently, it is difficult for us to accurately predict the impact that inflation or deflation might have on our operations. To the extent the Company is unable to mitigate increasing costs, or retain the benefits from decreases in costs, patronage dividends may be reduced and/or the Exchange Value Per Share of the Company’s shares may decrease, thereby reducing the value of the Members’ Class A Shares and Class B Shares.

Changes in the economic environment could adversely affect Unified’s customers’ ability to meet certain obligations to the Company or leave the Company exposed for obligations the Company has guaranteed. Loans to Members, trade receivables and lease guarantees could be at risk in a sustained economic downturn. The Company establishes reserves for notes receivable, trade receivables, and lease commitments for which the customer may be at risk for default. Under certain circumstances, the Company would be required to foreclose on assets provided as collateral or assume payments for leased locations for which the Company has guaranteed payment. Although the Company believes its reserves to be adequate, the Company’s operating results could be adversely affected in the event that actual losses exceed available reserves.

The Company may on occasion hold investments in the common and/or preferred stock of Members and suppliers. These investments are generally held at cost or the equity method and are periodically evaluated for impairment. As a result, changes in the economic environment that adversely affect the business of these Members and suppliers could result in the write-down of these investments. This risk is unique to a cooperative form of business in that investments are made to support Members’ businesses, and those economic conditions that adversely affect the Members can also reduce the value of the Company’s investment, and hence the Exchange Value Per Share of the underlying capital shares. The Company does not currently hold any equity investments in its Members.

The United States economy and financial markets have declined and experienced volatility due to uncertainties related to energy prices, availability of credit, difficulties in the banking and financial services sectors, the decline in the housing market, diminished market liquidity, falling consumer confidence and rising unemployment rates. As a result, consumers may be more cautious. This may lead to additional reductions in consumer spending, to consumers trading down to a less expensive mix of products or to consumers trading down to discounters for grocery and non-food items, all of which may affect the Company’s financial condition and results of operations. We are unable to predict when the economy will improve. If the economy does not improve, the Company’s business, results of operations and financial condition may be adversely affected.

Litigation could lead to unexpected losses.

During the normal course of carrying out its business, the Company may become involved in litigation. In the event that management determines that the probability of an adverse judgment in a pending litigation is likely and that the exposure can be reasonably estimated, appropriate reserves are recorded at that time pursuant to the FASB’s Accounting Standards Codification (“ASC”) Topic 450, “Contingencies” (formerly disclosed as Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”). The final outcome of any litigation could adversely affect operating results if the actual settlement amount exceeds established reserves and insurance coverage.

We are subject to environmental laws and regulations.

The Company owns and operates various facilities for the manufacture, warehousing and distribution of products to its customers. Accordingly, the Company is subject to increasingly stringent federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials. In particular, under applicable environmental laws, the Company may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to its facilities and the land on which the Company facilities are situated, regardless of whether the Company leases or owns the facilities or land in question and regardless of whether such environmental conditions were created by it or by a prior owner or tenant.

We are exposed to potential product liability claims and potential negative publicity surrounding any assertion that the Company’s products caused illness or injury.

The packaging, marketing and distribution of food products purchased from others involve an inherent risk of product liability, product recall and adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by the Company. These contaminants may result in illness, injury or death if such contaminants are not eliminated. Accordingly, the Company maintains stringent quality standards on the products it purchases from suppliers, as well as products manufactured by the Company itself. The Company generally seeks contractual indemnification and insurance coverage from parties supplying its products and rigorously tests its corporate brands and manufactured products to ensure the Company’s quality standards are met. Product liability claims in excess of insurance coverage, as well as the negative publicity surrounding any assertion that the Company’s products caused illness or injury could have a material adverse effect on its reputation and on the Company’s business, financial condition and results of operations.

Our insurance reserves may be inadequate if unexpected losses occur.

The Company’s insurance subsidiaries are regulated by the State of California and are subject to the rules and regulations promulgated by the appropriate regulatory agencies. In addition, the Company is self insured for workers’ compensation up to $1,000,000 per incident and maintains appropriate reserves to cover anticipated payments. For policies with inception dates after September 1, 2008, the coverage amount assumed per incident has increased to $2,000,000. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, mortality rates, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense is significantly affected by the outcome of these studies. Significant and adverse changes in the experience of claims settlement and other underlying assumptions could negatively impact operating results.

We may not have adequate resources to fund our operations.

The Company relies primarily upon cash flow from its operations and Member investments to fund its operating activities. In the event that these sources of cash are not sufficient to meet the Company’s requirements, additional sources of cash are expected to be obtained from the Company’s credit facilities to fund its daily operating activities. Our revolving credit agreement, which expires on January 31, 2012, requires compliance with certain financial covenants, including minimum tangible net worth, fixed charge coverage ratio and total funded debt to earnings before interest, taxes, depreciation, amortization and patronage dividends (“EBITDAP”). While the Company is currently in compliance with all required covenants and expects to remain in compliance, this does not guarantee the Company will remain in compliance in future periods.

As of January 2, 2010, the Company believes it has sufficient cash flow from operations and availability under the revolving credit agreement to meet operating needs, capital spending requirements and required debt repayments through January 31, 2012. However, if access to operating cash or to the revolving credit agreement becomes restricted, the Company may be compelled to seek alternate sources of cash. The Company cannot assure that alternate sources will provide cash on terms favorable to the Company. Consequently, the inability to access alternate sources of cash on terms similar to its existing agreement could adversely affect the Company’s operations.

The value of our benefit plan assets and liabilities is based on estimates and assumptions, which may prove inaccurate.

The Company’s non-union employees participate in a Company sponsored defined benefit pension plan and Company sponsored postretirement benefit plans. Certain eligible union and non-union employees participate in separate plans providing payouts for unused sick leave. Officers of the Company also participate in a Company sponsored Executive Salary Protection Plan (“ESPP”), which provides additional post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. The postretirement plans provide medical benefits for retired non-union employees, life insurance benefits for retired non-union employees for which active non-union employees are no longer eligible, and lump-sum payouts for unused sick days covering certain eligible union and non-union employees. Liabilities for the ESPP and postretirement plans are not funded. The Company accounts for these benefit plans in accordance with ASC Topic 715, “Compensation—Retirement Benefits” and ASC Topic 700, “Compensation—Nonretirement Postemployment Benefits” (formerly disclosed as SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”), which require the Company to make actuarial assumptions that are used to calculate the carrying value of the related assets, where applicable, and liabilities and the amount of expenses to be recorded in the Company’s consolidated financial statements. Assumptions include the expected return on plan assets, discount rates, health care cost trend rate, projected life expectancies of plan participants and anticipated salary increases. While we believe the underlying assumptions are appropriate, the carrying value of the related assets and liabilities and the amount of expenses recorded in the consolidated financial statements could differ if other assumptions are used.

The credit and liquidity crisis in the United States and throughout the global financial system triggered substantial volatility in the world financial markets and banking system. As a result, the investment portfolios of the Company’s defined benefit pension plans incurred a significant decline in fair value during fiscal 2008. While the value of the investment portfolios stabilized during fiscal 2009 and reflected improvement for the thirteen weeks ended January 2, 2010, the values of the plans’ individual investments have and will fluctuate in response to changing market conditions, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined.

Accounting pronouncements may necessitate companies who issue and redeem shares based on book value to redefine the method used to value their shares.

Accounting pronouncements that require adjustments to shareholders’ equity, such as SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”), which is now incorporated within ASC Topic 715-20, “Compensation—Retirement Benefits—Defined Benefit Plans—General” (“ASC 715-20”), have the potential to impact companies whose equity securities are issued and redeemed at book value (“book value companies”) disproportionately more than companies whose share values are market-based (“publicly traded”). While valuations of publicly traded companies are primarily driven by their income statement and cash flows, the traded value of the shares of book value companies, however, may be immediately impacted by adjustments affecting shareholders’ equity upon implementation. Therefore, such pronouncements may necessitate companies who issue and redeem shares based on book value to redefine the method used to value their shares. As such, the Company modified its Exchange Value Per Share calculation as of September 30, 2006 to exclude accumulated other comprehensive earnings (loss) from Book Value (see Part I, Item 1. “Business—Capital Shares” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information), thereby excluding the potentially volatile impact that the adoption of SFAS No. 158 would have on shareholders’ equity and Exchange Value Per Share. See “SUMMARY—Class A Share Requirement.”

A system failure or breach of system or network security could delay or interrupt services to our customers or subject us to significant liability.

The Company has implemented security measures such as firewalls, virus protection, intrusion detection and access controls to address the risk of computer viruses and unauthorized access. A business continuity plan has been developed focusing on the offsite restoration of computer hardware and software applications. The Company has developed business resumption plans which include procedures to ensure the continuation of business operations in response to the risk of damage from energy blackouts, natural disasters, terrorism, war and telecommunication failures. In addition, change management procedures and quality assurance controls have been implemented to ensure that new or upgraded business management systems operate as intended. However, there is still a possibility that a system failure, accident or security breach could result in a material disruption to the Company’s business. In addition, substantial costs may be incurred to remedy the damages caused by these disruptions.

Our success depends on our retention of our executive officers, senior management and our ability to hire and retain additional key personnel.

The Company’s success depends on the skills, experience and performance of its executive officers, senior management and other key personnel. The loss of service of one or more of its executive officers, senior management or other key employees could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows. The Company’s future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, and there can be no assurance that the Company can retain our key employees or that it can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

The successful operation of our business depends upon the supply of products, including raw materials, and marketing relationships from other companies, including those supplying our corporate brand products.

The Company depends upon third parties for supply of products, including corporate brand products, and raw materials. Any disruption in the services provided by any of these suppliers, or any failure by them to handle current or higher volumes of activity, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

The Company participates in various marketing and promotional programs to increase sales volume and reduce merchandise costs. Failure to continue these relationships on terms that are acceptable to Unified, or to obtain adequate marketing relationships could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

Increased energy, diesel fuel and gasoline costs could reduce our profitability.

The Company’s operations require and are dependent upon the continued availability of substantial amounts of electricity, diesel fuel and gasoline to manufacture, store and transport products. The Company’s trucking operations are extensive and diesel fuel storage capacity represents approximately two weeks average usage. The prices of electricity, diesel fuel and gasoline fluctuate significantly over time. Given the competitive nature of the grocery industry, we may not be able to pass on increased costs of production, storage and transportation to our customers. As a result, either a shortage or significant increase in the cost of electricity, diesel fuel or gasoline could disrupt distribution activities and negatively impact our business and results of operations.

A strike or work stoppage by employees could disrupt our business. The inability to negotiate acceptable contracts with the unions could result in a strike or work stoppage and increased operating costs resulting from higher wages or benefits paid to union members or replacement workers.

Such outcome could have a material negative impact on the Company’s operations and financial results. Approximately 60% of Unified’s employees are covered by collective bargaining agreements that have various expiration dates ranging from 2010 through 2012.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and we could be subject to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), Unified performs an annual evaluation of its internal controls over financial reporting, and beginning in fiscal year 2010, Unified’s independent registered public accounting firm will have to test and evaluate the design and operating effectiveness of such controls and publicly attest to such evaluation. Although the Company believes its internal controls are operating effectively, the Company cannot guarantee that it will not have any material weaknesses in the future. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause the Company to fail to meet its reporting obligations.

A loss of our cooperative tax status could increase tax liability.

Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives. As a cooperative, we are allowed to offset patronage income with patronage dividends that are paid in cash or qualified written notices of allocation. However, we are taxed as a typical corporation on the remainder of our earnings from our Member business and on earnings from Non-Member business. If the Company is not entitled to be taxed as a cooperative under Subchapter T, its revenues would be taxed when earned by the Company and the Members would be taxed when dividends are distributed. The Internal Revenue Service can challenge the tax status of cooperatives. The Internal Revenue Service has not challenged the Company’s tax status, and the Company would vigorously defend any such challenge. However, if we were not entitled to be taxed as a cooperative, taxation at both the Company and the Member level could have a material, adverse impact on the Company.

A failure to successfully integrate the Seattle Operations could reduce our profitability.

A failure to successfully integrate the Acquisition into our existing operations may cause the Company’s results to not meet anticipated levels. The Company structured the Acquisition to minimize financial risk by purchasing only certain assets and assuming only certain liabilities. However, if the value of those assets were to decrease, the Company may experience reduced profitability. Additionally, the Company has commenced integrating the Seattle Operations into our information technology systems and management processes. If we are unsuccessful in integrating the Seattle Operations, the Company may not achieve projected operating results, management may have to divert valuable resources to oversee and manage the integration, and the Company may have to make additional investments in the acquired operations.

Each method used to meet the Class B Share requirement has its own tax consequences.

Class B Shares required to be held by a new Member may be purchased directly at the time of admission as a Member or may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year. In addition, certain Members, including former shareholders of United Grocers, Inc. or Associated Grocers, Incorporated, may elect to satisfy their Class B Share requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions. Each of these purchase alternatives may have tax consequences which are different from those applicable to other purchase alternatives. Members and prospective Members are urged to consult their tax advisers with respect to the application of U.S. federal income, state or local tax rules to the purchase method selected.

Severe weather, natural disasters and adverse climate changes may adversely affect the Company’s financial condition and results of operations.

Severe weather conditions, such as hurricanes or tornadoes, or natural disasters, such as earthquakes or fires, in areas in which the Company has distribution facilities, or in which customers’ stores are located, or from which the Company obtains products may adversely affect the Company’s results of operations. Such conditions may cause physical damage to the Company’s properties, closure of one or more of the Company’s distribution facilities, closure of customers’ stores, lack of an adequate work force in a market, temporary disruption in the supply of products, disruption in the transport of goods, delays in the delivery of goods to the Company’s distribution centers or customer stores and a reduction in the availability of products the Company offers. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops yielded by food producers may adversely affect the availability or cost of certain products within the grocery supply chain. Any of these factors may disrupt the Company’s business and adversely affect the Company’s financial condition and results of operations.

USE OF PROCEEDS

To the extent that deposit accounts of Members increase in amount and to the extent that deposit accounts are opened and maintained in connection with the acceptance of new Members, proceeds to the Company will be utilized for general corporate purposes, including, but not limited to, working capital needs and to provide for the repayment to Members and Non-Member customers of their cash deposits, subject to the limitations described elsewhere in this prospectus. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Repayment.” Unified will not maintain a segregated account or sinking fund to repay deposits. The Company does not have a specific plan for the use of the proceeds, as this will depend on the status of the business at the time proceeds are actually received; however, general corporate purposes, including working capital needs, will support increased expenses associated with new Members, including, but not limited to:

•	capital expenditures, including purchasing and maintaining offices, warehouses and manufacturing facilities and equipment;

•	payroll expenses;

•	other administrative expenses;

•	purchases of raw materials;

•	advertising and marketing;

•	packaging; and

•	transportation.

Specific circumstances that could lead to the proceeds being used for other purposes include the following:

•	increased or decreased cost of fuel or raw materials;

•	a reduction of indebtedness;

•	a need to increase or replace existing facilities;

•	potential acquisitions of complementary businesses; or

•	a shift to outsourcing of production.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information regarding the Company’s use of funds and factors that could affect the manner in which the proceeds are used.

METHOD OF OFFERING

Persons or entities whom Unified accepts as Members from time to time are required, as a condition of acceptance into membership and to conduct ongoing business with Unified, to acquire such amount of Class B Shares as may be established by the Board. Members typically must satisfy their Class B Share requirement entirely through the holding of Class B Shares by the end of the sixth year of membership. Class B Shares required to be held by a new Member may be purchased directly at the time of admission as a Member or may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year. Typically, a Required Deposit will be provided for the full amount of the Class B Share requirement during the five-year build-up of the Class B Share requirement. The Required Deposits may generally be paid either in full upon acceptance as a Member or 75% upon acceptance and the balance paid over a 26-week period. Required Deposits for new stores or growth in the sales of existing stores can be paid either in full or with a 50% down payment and the balance paid over a 26-week period; replacement stores typically are treated as new stores for purposes of determining the treatment of the Required Deposit. As Class B Shares are issued as part of a Member’s patronage dividend distribution, the Member receives credit against its Class B Share requirement based on the issuance value of such Class B Shares. If at the end of the Company’s second fiscal quarter, after giving effect to the Company’s next estimated Cooperative Division patronage dividend, the Member does not hold Class B Shares with a combined issuance value equal to the required amount of Class B Shares, Unified will typically require an additional subordinated deposit equal to such deficiency which, at Unified’s option, may be paid over a 26-week period. If following the issuance of Class B Shares as part of a patronage dividend distribution, the Member does not hold the required amount of Class B Shares, then additional Class B Shares must be purchased by the Member in an amount sufficient to achieve the requirement. The additional Class B Shares may be paid for by charging the Member’s cash deposit account in an amount equal to the issuance value of the additional Class B Shares or by direct purchase by the Member, which may be paid over 26 weeks. Certain Members, including former shareholders of United or AG, may elect to satisfy their Class B Share requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions. In order to be eligible to elect to satisfy their Class B Share requirement solely from patronage dividend distributions, former shareholders of AG were also required to enter into supply agreements with the Company. See “DESCRIPTION OF DEPOSIT ACCOUNTS—General.” If following the issuance of Class B Shares as part of a patronage dividend distribution, the Member holds the required amount of Class B Shares, then a corresponding portion of the Required Deposit is released from the subordination agreement and is then classified as an excess deposit. Members from time to time are required to execute subordination agreements, which will be effective from and after their date of execution, providing for the maintenance of deposit accounts with Unified and the subordination of the Required Deposits. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Subordination.” In addition, the deposit accounts are pledged to Unified and its direct and indirect, present and future subsidiaries to secure their obligations to Unified and such subsidiaries. Such security is also pledged to Unified and such subsidiaries to secure the prohibition against the transfer of their collateral and to secure Unified’s right to repurchase any shares of Unified held by them. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Pledge of Shares and Deposits.”

The offering of the Required Deposits pursuant to this prospectus will be made by Unified through its regular employees, who will not receive any additional remuneration in connection therewith. No offerings will be made through brokers, and there are no underwriters.

DESCRIPTION OF DEPOSIT ACCOUNTS

The Company is offering Required Deposits to Members in an aggregate amount of $47,000,000.

General

Customers who purchase less than $1 million annually from the Company would not generally be considered for membership, while customers who purchase over $3 million annually are encouraged to become Members.

In addition, a person seeking to qualify for, and maintain its status as, a Member of the Company must:

•	Own Class A and Class B Shares in an amount specified by the Board;

•	Be of approved financial standing;

•	Be engaged in selling grocery and related products at retail or wholesale;

•	Make application in the form prescribed by Unified; and

•	Be accepted as a Member by the Board.

The rights and obligations of an individual Member will depend upon the terms of the particular membership agreements entered into by that Member. The Company’s forms of membership agreements have changed from time to time.

Each Member is required to own such number of Class A Shares as may be established by the Board. Unified currently requires each Member to own 350 shares. The purchase price for the Class A Shares is the Exchange Value Per Share of the Company’s outstanding shares at the close of the fiscal year end prior to purchase. As of October 3, 2009, the purchase price for the Class A Shares was $290.37 per share. The Company has various payment plans available for the purchase of the Class A Shares.

No Member may hold more than the required number of Class A Shares. However, it is possible that a Member may have an interest in another Member, or that a person may have an interest in more than one Member, and therefore have an interest in more than the required number of Class A Shares. This situation might arise, for example, if a Member owns the capital stock of another Member.

Pursuant to Unified’s Bylaws, persons and entities that have common ownership with an existing Member holding the required number of Class A Shares, or that are determined by the Board to be sufficiently related to an existing Member to be affiliates of that Member, are not required to purchase Class A Shares. These affiliated Members may also be required to guaranty one another’s obligations to Unified and its subsidiaries. In all other respects, affiliated Members shall be required to comply with the same rules and requirements that apply to other Members.

Each Member must also own such amount of Class B Shares as may be established by the Board. Unified currently requires each Member to hold Class B Shares having an issuance value equal to approximately twice the Member’s average weekly purchases from the Cooperative Division, except for meat and produce which are approximately one times the Member’s average weekly purchases from the Cooperative Division (the “Class B Share requirement”). If purchases are not made weekly, the average weekly purchases are based on the number of weeks in which purchases were actually made. The Class B Share requirement is determined twice a year, at the end of the Company’s second and fourth fiscal quarters, based on the Member’s purchases from the Cooperative Division (see “Patronage Dividends and Tax Matters” below) during the preceding four quarters. In addition, Members meeting certain qualifications may elect to maintain a reduced Class B Share requirement.

Members that are permitted to satisfy their Class B Share requirement solely from their patronage dividend distributions must remain on the reduced Class B Share requirement and typically will not be permitted to change their election to the standard Class B Share requirement until they have satisfied their Class B Share requirement. See “—Reduced Share Requirement” below.

New Members typically must satisfy their Class B Share requirement entirely through the holding of Class B Shares by the end of the sixth year of membership. Class B Shares required to be held by a new Member may be purchased directly at the time of admission as a Member or may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year. Typically, a Required Deposit will be provided for the full amount of the Class B Share requirement during the five-year build-up of the Class B Share requirement. The Required Deposit may generally be paid either in full upon acceptance as a Member or 75% upon acceptance and the balance paid over a 26-week period. Required Deposits for new stores or growth in the sales of existing stores can be paid either in full or with a 50% down payment and the balance paid over a 26-week period; replacement stores typically are treated as new stores for purposes of determining the treatment of the Required Deposit. Members may also maintain deposits with Unified in excess of the Required Deposits. Certain Members, including former shareholders of United or AG, may elect to satisfy their Class B Share requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions, and are not required to provide a Required Deposit. In order to be eligible to elect to satisfy their Class B Share requirement solely from patronage dividend distributions, former shareholders of AG were also required to enter into supply agreements with the Company. However, satisfaction of the Class B Share requirement of such Members relating to new stores or growth in the sales of existing stores may not be satisfied solely from their patronage dividend distributions, but is subject to the same payment requirements as apply to other Members. Such Members must remain on the reduced Class B Share requirement and typically will not be permitted to change their election to the standard Class B Share requirement until they have satisfied their Class B Share requirement. See “—Reduced Share Requirement.” There is no specified time limit within which former shareholders of Unified or AG are required to satisfy their Class B Share requirement. Members that elect to satisfy their Class B Share requirement over the five consecutive fiscal years or solely from their patronage dividend distributions will not be permitted to change their election and to purchase such shares directly without the consent of Unified, which may be withheld in Unified’s sole discretion.

Class B Shares are generally issued to Members as a portion of the Cooperative Division patronage dividends paid. See “Patronage Dividends and Tax Matters” below. As Class B Shares are issued as part of a Member’s patronage dividend distribution, the Member receives credit against its Class B Share requirement based upon the issuance value of such Class B Shares. If following the issuance of Class B Shares as part of a patronage dividend distribution, the Member holds the required amount of Class B Shares, then a corresponding portion of the Required Deposit is released from the subordination agreement and is then classified as an excess deposit. If following the issuance of Class B Shares as part of the patronage dividend distribution for any given fiscal year after the first year as a Member, the Member does not hold Class B Shares with a combined issuance value equal to the required amount of Class B Shares, then additional Class B Shares must be purchased by the Member in an amount sufficient to achieve the requirement. The additional Class B Shares may be paid for by charging the Member’s deposit account in an amount equal to the issuance value of the additional Class B Shares or by direct purchase by the Member, which may be paid over 26 weeks.

Certain Members, including former shareholders of United and AG, also may elect to satisfy their Class B Share requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions by electing to receive Class B Shares in lieu of 80% of the Cooperative Division qualified cash patronage dividends the Member otherwise would receive in the future until the Class B Share requirement is satisfied. In order to make the election to satisfy their Class B Share requirement solely from patronage dividend distributions, former shareholders of AG were also required to enter into supply agreements with the Company. During the build-up of its Class B Share requirement, such Member is not required to provide a Required Deposit with respect to stores owned at the time of admission as a Member but may be required to provide a non-subordinated Credit Deposit. Satisfaction of the Class B Share requirement of such Members relating to new stores or growth in the sales of existing stores may not be satisfied solely from their patronage dividend distributions, but is subject to the same payment requirements as apply to other Members.

The Company does not pay interest on the Required Deposits or required Credit Deposits. However, the Company currently pays interest at the prime rate for any cash deposits in excess of the aggregate of (i) the Required Deposits plus (ii) any required Credit Deposits. The payment of interest and the rate of interest paid on such excess cash deposits are subject to change at the discretion of the Company. In no event will the Company pay any interest in excess of the amounts permitted by applicable law.

Members are required to execute subordination agreements providing for the subordination in certain circumstances of the Member’s right to repayment of their Required Deposits in full until all senior indebtedness to the Company is satisfied. Unified currently has three forms of subordination agreements: (i) the Subordination Agreement that became effective as of July, 2008 or the “2008 Subordination Agreement;” (ii) the subordination agreement that Members executed from January 14, 1994 to July, 2008 or the “1994 Subordination Agreement;” and (iii) the subordination agreement that Members executed before January 14, 1994 or the “Pre-1994 Subordination Agreement.” The terms of these agreements are different. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Subordination.” All new Members will be required to execute the 2008 Subordination Agreement. In addition, existing Members who executed either the 1994 Subordination Agreement or the Pre-1994 Subordination Agreement may be required to execute the 2008 Subordination Agreement if there is a change in the Member’s business form. For example, in the event of a change in a Member which is a proprietorship or partnership, or a change in the stock ownership of a Member which is a corporation, Unified may require the execution of a new subordination agreement. Existing Members will remain subject to the terms of the subordination agreement they originally executed.

In order to purchase products on credit terms established by the Company, Non-Member customers may be required to provide cash deposits to secure their obligations to the Company. Non-Members are not required to execute subordination agreements.

A Member may have cash in its deposit account that exceeds the aggregate of (i) the Required Deposit plus (ii) any required Credit Deposit, if (i) the Member’s purchases, during the period when the Required Deposit amount is determined, have declined from the previous measuring period, or (ii) the Member has received cash patronage dividends, which are deposited into the Members’ deposit accounts, or (iii) a portion of the Required Deposit is classified as an excess deposit following the issuance of Class B Shares as part of a patronage dividend distribution. For a discussion of the repayment of excess deposits, see “—Repayment.”

Deposits are not segregated from other funds of Unified. Deposits are recorded in Unified’s records by means of book entries, and no note, certificate or other instrument is issued as evidence of the deposits. After the close of each fiscal year, we provide each Member with a statement showing patronage dividends allocated to the Member’s deposit account. In addition, written inquiry concerning the deposit accounts and other additions to the account, as well as withdrawals and charges and the account balance, may be made at any time, and telephone inquiry may be made at any time during normal business hours.

Unified’s policies regarding the Class B Share requirement and Required Deposits are subject to change by the Board, which may, at its discretion, add to, increase, decrease, limit, eliminate or otherwise change such policies.

Membership is not transferable either voluntarily or by operation of law. Membership may be terminated by written resignation of the Member or by Unified due to the Member’s failure to meet any requirement of membership, or due to the failure by the Member or any affiliate of the Member to timely pay or otherwise meet any obligation to Unified or its direct or indirect, present or future subsidiaries or to comply with any requirement established by Unified for the servicing of accounts or the Bylaws, or on the breach by the Member or any affiliate of the Member of any representation, warranty or covenant made to or for the benefit of Unified or such subsidiaries, or on the Member’s death or incompetency, or except as permitted by the Bylaws on any attempted transfer of membership, or on the filing by or against the Member or an affiliate of the Member of any bankruptcy petition, the application by the Member or any affiliate of the Member in or acquiescence in the appointment of or actual appointment of a receiver for the Member or any affiliate of the Member, the making of an assignment for the benefit of creditors by the Member or any affiliate of the Member, or the general inability of the Member or any affiliate of the Member to pay its debts as they become due, or the entry of any material judgment, order or decree against the Member or any affiliate of the Member, or any of Unified’s collateral security becomes subjected to any process of law, or on any transfer or encumbrance or attempted transfer or encumbrance, or Unified and such subsidiaries cease at any time to have a first priority perfected security interest in any of Unified’s collateral security. Termination of membership does not relieve the Member of obligations incurred prior to termination.

Patronage Dividends and Tax Matters

Unified distributes patronage dividends to its Members based on its patronage earnings during a fiscal year. Non-Member customers are not entitled to receive patronage dividends. The Board approves the payment of dividends and the form of payments for the Company’s three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division.

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Southern California Dairy Division: Patronage earnings attributable to the Southern California Dairy Division are generated primarily from sales of products manufactured at a milk, water and juice bottling plant located in Los Angeles, California. Patronage dividends for this division are paid solely to Members who purchase products from the Southern California Dairy Division.

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Pacific Northwest Dairy Division: Patronage earnings attributable to the Pacific Northwest Dairy Division are generated from sales of dairy products manufactured by third party suppliers located in Oregon and Washington. Patronage dividends for this division are paid solely to Members who purchase dairy products from the Pacific Northwest Dairy Division.

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Cooperative Division: Patronage earnings attributable to the Cooperative Division are generated from all patronage activities of Unified, other than the Southern California and Pacific Northwest Dairy Divisions discussed above, regardless of geographic location. Patronage dividends are paid based on the patronage purchases of the following types of products: dry grocery, deli, health and beauty care, tobacco, general merchandise, frozen food, ice cream, meat, produce and bakery.

The Company tracks the volume of qualifying patronage purchases by Members from the Company in the respective divisions on an individual Member basis. The Cooperative Division dividend is calculated and distributed at the end of the fiscal year in proportion to the qualified patronage sales during the fiscal year. The dairy division dividends are calculated quarterly and are distributed in proportion to the qualified patronage sales during the quarter. Total patronage earnings are based on the combined results of the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. In the event of a loss in one division, the Board will make an equitable decision with respect to the treatment of the loss.

For fiscal 2009, 2008, and 2007, patronage dividends in the Cooperative Division are distributed to Members as follows:

•	The first 30% of the patronage dividend is non-qualified and distributed in Class E Shares.

•	The remaining 70% of the patronage dividend is qualified and distributed as a combination of cash and Class B Shares as follows:

•	The first 20% of this portion of the dividend is distributed in cash.

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The remaining amount is distributed in Class B Shares to the extent of any deficiency in the Member meeting its Class B Share requirement, and the remainder is deposited in cash to the Member’s deposit fund.

Patronage dividends generated by the dairy divisions are paid quarterly and have historically been paid in cash.

The Company’s Bylaws provide that patronage dividends may be distributed in cash or in any other form that constitutes a written notice of allocation under Section 1388 of the Internal Revenue Code. Section 1388 defines the term “written notice of allocation” to mean any capital stock, revolving fund certificate, retain certificate, certificate of indebtedness, letter of advice, or other written notice, that discloses to the recipient the stated dollar amount allocated to the recipient by Unified and the portion thereof, if any, which constitutes a patronage dividend. Written notices of allocation may be in the form of qualified written notices of allocation or nonqualified written notices of allocation. To constitute a qualified written notice of allocation, a patronage dividend must be paid at least 20% in cash and the balance in a form which constitutes a written notice of allocation and which the recipient has agreed to take into income for tax purposes in the year of receipt. If at least 20% of the patronage dividend is not paid in cash, the entire amount of the distribution not paid in cash, whether in the form of stock, Patronage Certificates or other debt instrument, constitutes a nonqualified written notice of allocation.

Members are required to consent to include in their gross income, in the year received, all cash as well as the stated dollar amount of all qualified written notices of allocation, including Patronage Certificates, Class E Shares and the Exchange Value Per Share of the Class B Shares distributed to them as part of the qualified written notices of allocation. Patronage Certificates, Class E Shares and Class B Shares distributed as part of the qualified written notices of allocation are also subject to state income and corporation franchise taxes in California and may be subject to these taxes in other states. The Member does not include a nonqualified written notice of allocation, whether in Class B Shares, Class E Shares or Patronage Certificates, as taxable income in the year of receipt and the Company is not entitled to an income tax deduction in the year of issuance. When the nonqualified written notice of allocation is redeemed for cash or property, the Member will have ordinary taxable income and the Company will have an income tax deduction for the amount of the redemption. The Board will determine whether patronage dividends will be paid in the form of qualified written notices of allocation or nonqualified written notices of allocation. In fiscal 2009, 2008, 2007 and 2006, the Company issued, for the Cooperative Division, qualified and nonqualified written notices of allocation in the form of Class B Shares and Class E Shares, respectively. In fiscal 2005, 2004 and 2003, the Company issued, for the Cooperative Division, nonqualified written notices of allocation in the form of Class B Shares and Class E Shares. Patronage dividends in connection with the dairy divisions were paid in cash.

Certain Members, including former shareholders of United or AG, may elect to satisfy their Class B Share requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions. The election of this purchase alternative may have tax consequences which are different from those applicable to other purchase alternatives.

Members are urged to consult their tax advisors with respect to the applicability of U.S. federal income, state or local tax rules on the ownership and disposition of Class A, Class B and Class E Shares and the receipt of Patronage Certificates with respect to their own tax status.

Subordination

The subordination of Required Deposits will differ depending upon whether the Member executed: (i) the 2008 Subordination Agreement; (ii) the 1994 Subordination Agreement; or (iii) the Pre-1994 Subordination Agreement. A Member may have cash in its deposit account that exceeds the aggregate of (i) the Required Deposit plus (ii) any required Credit Deposit, if (i) the Member’s purchases, during the period when the Required Deposit amount is determined, have declined from the previous measuring period, or (ii) the Member has received cash patronage dividends, which are deposited into the Members’ deposit accounts, or (iii) a portion of the Required Deposit is classified as an excess deposit following the issuance of Class B Shares as part of a patronage dividend distribution. Any funds in excess of the Required Deposit are then released from the subordination agreement. Cash deposits that secure the obligations of Non-Member customers to the Company are not subject to subordination agreements.

2008 Subordination Agreements

With respect to Members who execute the 2008 Subordination Agreement, the portion of the deposit account of that Member which consists of Required Deposits and all Patronage Dividend Certificates will, under the terms of the 2008 Subordination Agreement, be subordinated and subject to the prior payment in full of senior indebtedness of Unified. As to Members who execute the 2008 Subordination Agreements, the term “senior indebtedness” means all indebtedness, liabilities or obligations of Unified, contingent or otherwise, whether existing on the date of execution of the 2008 Subordination Agreement or thereafter incurred:

•	in respect of borrowed money;

•	evidenced by bonds, notes, debentures or other instruments of indebtedness;

•	evidenced by letters of credit, bankers’ acceptances or similar credit instruments;

•	in respect of leases which are treated as capital leases under generally accepted accounting principles;

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in respect of any hedging arrangements evidenced by an ISDA Master Agreement (and in any event all interest rate swap agreements, interest rate collar agreement or other similar agreement or arrangement designed to provide interest rate protection or protection in respect of commodities or currency prices);

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in respect of all indebtedness, liabilities or obligations of others of any of the types referred to above for which Unified or any of its constituents is responsible or liable as obligor, guarantor or otherwise or in respect of which recourse may be had against any of the property or assets (whether real, personal, tangible or intangible) of Unified;

•	if the Company is insolvent, back wages, tax withholding, benefits and any legally required separation payments;

excluding, however, any indebtedness, liabilities or obligations of Unified, contingent or otherwise, whenever executed and whenever incurred, (i) to trade creditors arising or incurred in the ordinary course of Unified’s business, (ii) in respect of any redemption, repurchase or other payments on capital stock or other equity interests of Unified, (iii) in respect of any indebtedness or other obligations owed to any other Members or Non-Member customers of Unified (including any deposits or deposit accounts, or any subordinated patronage dividend certificates, capital retention certificates or other similar instruments issued pursuant to the bylaws of Unified in effect from time to time).

The following terms are defined in the 2008 Subordination Agreement to have the following meanings:

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“Credit Deposits” means any Deposits that are required to be maintained by such Member in accordance with levels established by the credit office of Unified from time to time in excess of the amount of required deposits set by the Board.

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“Deposits” is a collective reference to all security deposits, deposits, deposit accounts or other similar amounts or accounts made or maintained from time to time by such Member with Unified, any amounts which such Member is credited on the books of Unified from time to time; and any money deposited with Unified by or on behalf of such Member from time to time, provided, however, that Deposits do not include any Class A Shares, Class B Shares, Class E Shares or any other classes of Unified’s shares or any Patronage Dividend Certificates.

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“Insolvency Proceedings” means any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization, arrangement or other similar proceedings in connection therewith, in respect of Unified, its constituent entities, or their respective properties.

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“Patronage Dividend Certificates” means all notes, revolving fund certificates, retain certificates, certificates of indebtedness, patronage dividend certificates or any other written evidences of indebtedness of Unified to such Member issued from time to time by Unified on account of distributions on Unified’s Class B shares and all obligations, indebtedness and patronage dividend deposit accounts associated therewith.

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“Required Deposits” means any Deposits that are required to be maintained by such Member in accordance with levels established by the Board of Directors of Unified from time to time; provided, however, Required Deposits does not include Credit Deposits.

The 2008 Subordination Agreement provides that upon notice of a default on any senior indebtedness (other than as a result of a payment default or an Insolvency Proceeding) the right of such Member to receive payments in respect of the Required Deposits shall be subject and subordinate to the payment of all senior indebtedness in full and in cash, and such Member will not assert any right to payment in respect of the Required Deposits unless and until either (a) 180 days have passed following such notice (provided that only one such notice may be given in any twelve consecutive months) without senior lenders making demand for payment, or (b) the repayment in full of the relevant senior indebtedness.

The 2008 Subordination Agreement provides that upon notice of a default on any senior indebtedness (other than as a result of a payment default or an Insolvency Proceeding) the right of such Member to receive payments in respect of the Patronage Dividend Certificates shall be subject and subordinate to the payment of all senior indebtedness in full and in cash and such Member will not assert any right to payment in respect of the Patronage Dividend Certificates unless and until the repayment in full of the relevant senior indebtedness.

The 2008 Subordination Agreement also provides that upon any payment default or the occurrence of an Insolvency Proceeding the right of such Member to receive payments in respect of the Required Deposits and Patronage Dividend Certificates shall be subject and subordinate to the payment of all senior indebtedness in full and in cash.

1994 Subordination Agreements

With respect to Members who execute the 1994 Subordination Agreement, the portion of the deposit account of that Member which consists of Required Deposits will, under the terms of the 1994 Subordination Agreement, be subordinated and subject to the prior payment in full of senior indebtedness of Unified. As to Members who execute the 1994 Subordination Agreements, the term “senior indebtedness” means all principal indebtedness, liabilities or obligations of Unified, contingent or otherwise, whether existing on the date of execution of the subordination agreement or incurred after execution of the subordination agreement:

•	in respect of borrowed money;

•	evidenced by bonds, notes, debentures or other instruments of indebtedness;

•	evidenced by letters of credit, bankers’ acceptances or similar credit instruments;

•	in respect of capitalized lease obligations;

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in respect of the deferred purchase price of property or assets, whether real, personal, tangible or intangible, or in respect of any mortgage, security agreement, title retention agreement or conditional sale contract;

•	in respect of any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to provide interest rate protection;

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in respect of all indebtedness, liabilities or obligations of others of any of the types referred to above for which Unified is responsible or liable as obligor, guarantor or otherwise or in respect of which recourse may be had against any of the property or assets, whether real, personal, tangible or intangible, of Unified;

•	in respect of all modifications, renewals, extensions, replacements and refundings of any indebtedness, liabilities or obligations of any of the types described above; and

•	if the Company is insolvent, back wages, tax withholding, benefits and any legally required separation payments;

provided, however, that the term “senior indebtedness” shall not mean any indebtedness, liabilities or obligations of Unified, contingent or otherwise, whether existing on the date of execution of the 1994 Subordination Agreement or incurred after execution of the 1994 Subordination Agreement, (a) to trade creditors arising or incurred in the ordinary course of Unified’s business, (b) in respect of any redemption, repurchase or other payments on capital stock, (c) in respect of Members’ deposits or (d) in respect of patronage dividend certificates.

For purposes of the above definition of senior indebtedness,

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“capitalized lease obligations” means the discounted present value of the rental obligations of any person or entity under any lease of any property which, in accordance with generally accepted accounting principles, has been recorded on the balance sheet of such person or entity as a capitalized lease;

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“Members’ deposits” means the deposits required to be made or maintained with us by our Members or Non-Member customers in accordance with our bylaws as in effect or in accordance with the policies for the servicing of accounts of Members or Non-Member customers established by us, and any deposits made or maintained with us by our Members or Non-Member customers in excess of such Required Deposits; and

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“Patronage dividend certificates” means any notes, revolving fund certificates, retain certificates, certificates of indebtedness, patronage dividend certificates or any other written evidences of indebtedness of Unified at any time outstanding which evidence the indebtedness of Unified respecting the distribution by Unified of patronage dividends.

The 1994 Subordination Agreement provides that in the event of any insolvency or bankruptcy proceedings relative to Unified or its property, any receivership, liquidation, reorganization, arrangement or other similar proceedings, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of Unified, the holders of senior indebtedness shall be entitled to receive payment in full, whether accrued prior or subsequent to the commencement of the proceedings, before any payment is made with respect to that portion of the deposit accounts which consists of Required Deposits. By reason of the subordination, in the event of insolvency, creditors of Unified who are holders of senior indebtedness may recover more ratably than holders of the Required Deposit. In addition:

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no payment shall be made with respect to that portion of the deposit accounts which consists of Required Deposits in the event and during the continuation of any default in the payment of any senior indebtedness; and

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in the event any default, other than those referred to directly above, shall occur and be continuing with respect to any senior indebtedness permitting the holders of such senior indebtedness to accelerate the maturity thereof, no payment shall be made with respect to that portion of the deposit accounts which consists of Required Deposits during any period (a) of 180 days after the giving of written notice of such default by the holders of such senior indebtedness to Unified, or (b) in which judicial proceedings shall be pending in respect of such default, a notice of acceleration of the maturity of such senior indebtedness shall have been transmitted to Unified in respect of such default and such judicial proceedings shall be diligently pursued in good faith. With respect to clause (a) above, only one such notice shall be given in any twelve consecutive months.

Pre-1994 Subordination Agreements

With respect to Members who executed the Pre-1994 Subordination Agreement and who do not execute the 1994 Subordination Agreement, the portion of the deposit account of each Member which consists of Required Deposits is, under the terms of the Pre-1994 Subordination Agreement, subordinated and subject in right of payment to the prior payment in full of the principal of, and premium, if any, and interest upon all senior indebtedness. As to these Members, the term “senior indebtedness” means:

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any and all indebtedness of Unified which may from time to time be outstanding and be payable with respect to short-term notes and other commercial paper issued by Unified and which are rated by a nationally recognized securities rating agency;

•	any and all indebtedness, whether contingent or otherwise, of Unified which may from time to time be outstanding and be payable to any bank, insurance company, or other financial institution; and

•	any and all indebtedness of others which may from time to time be guaranteed by Unified and be payable to any bank, insurance company or other financial institution.

The Pre-1994 Subordination Agreement provides that upon any distribution of the assets of Unified upon any voluntary or involuntary dissolution, winding up or liquidation, reorganization, readjustment, arrangement, or similar proceedings, relating to Unified or its property, whether or not Unified is a party, and whether in bankruptcy, insolvency or receivership proceedings or otherwise, or on any assignment by Unified for the benefit of creditors, or upon any other marshaling of the assets and liabilities of Unified, all senior indebtedness shall be paid in full, or provision made for such payment satisfactory to the holders of the senior indebtedness, before any payment is made on account of the principal of, or interest, if any, on that portion of the deposit accounts which consists of Required Deposits. By reason of such subordination, in the event of insolvency, creditors of Unified who are holders of senior indebtedness may recover more ratably than holders of the deposit accounts. In addition, no payment shall be made on account of the principal of or interest, if any, on that portion of any deposit account which consists of Required Deposits, if:

•	there shall have occurred a default in payment in the principal of, or premium, if any, or interest on any senior indebtedness; or

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there shall have occurred any other event of default with respect to any senior indebtedness, permitting the holders to accelerate the maturity of the indebtedness and if written notice of election so to accelerate shall have been given to Unified by the holder or holders of such senior indebtedness or their representative or representatives; or

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payment on account of principal of, or interest, if any, on that portion of any deposit account which consists of Required Deposit would itself constitute an event of default with respect to any senior indebtedness, unless or until such event of default described above shall have been cured or waived or shall have ceased to exist.

No Limit on Senior Indebtedness

There is no limitation on the creation of additional senior indebtedness by Unified under the subordination agreements. Required Deposits totaled approximately $3.1 million as of January 2, 2010. The outstanding amount of senior indebtedness to which the Required Deposits of Members is subordinated totaled approximately $241.7 million as of January 2, 2010.

Interest

That portion of the deposit accounts that consists of Required Deposits does not bear interest. While the Board could, in its sole discretion, authorize the payment of interest on this portion, it has no present plans to do so. In addition, required Credit Deposits of Members or Non-Member customers provided to secure their obligations to the Company do not bear interest.

Unified currently pays interest on cash amounts in the deposit accounts that are in excess of the aggregate of (i) the Required Deposit plus (ii) any required Credit Deposit, at rates established by the Board from time to time. The current rate of interest established by the Board is the prime rate set by Bank of Montreal, Chicago Branch, as in effect on the last day of the preceding calendar month, or, if not then available for any reason, on the next succeeding day when such rate is available. However, if such rate is not available for any reason prior to the beginning of the applicable fiscal month, the rate used for the previous fiscal month will continue to be used. Interest for a fiscal month will be paid only on those amounts which do not consist of Required Deposits or required Credit Deposits and which are in the deposit accounts during the entire fiscal month. Such interest will not be compounded. Such interest will be paid to the Member semi-annually by Unified in April and October of each year. However, upon request of the Member, such interest will be paid by credit to the Member’s deposit account. The payment of interest and the rate of interest paid on such excess cash deposits are subject to change at the discretion of the Company. In no event will the Company pay any interest in excess of the amounts permitted under applicable law.

The payment of interest on that portion of the deposit accounts which are in excess of the aggregate of (i) the Required Deposit plus (ii) any required Credit Deposit, may be changed or eliminated at any time at the discretion of the Board.

Repayment

Upon request, the Company will return to a Member the amount of the cash deposit that is in excess of the aggregate of (i) the Required Deposit plus (ii) any required Credit Deposit, provided that the Member is not in default of any of its obligations to Unified or its direct or indirect, present or future subsidiaries. In any event, if membership status is terminated, upon request, the Company will return to the Member the amount of the cash deposit that is in excess of the Required Deposit amount, less any amounts owed to Unified and such subsidiaries; provided, however, that Unified is under no obligation to return any collateral pledged to it or such subsidiaries, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, Unified or such subsidiaries. In all cases, a return of that portion of the Member’s cash deposits that consists of Required Deposits will be governed by the applicable subordination provisions and will be returned only to the extent permitted by the subordination provisions. For purposes of determining a Member’s Class B Share requirement and any Required Deposits, the Class B Shares are valued at issuance value. In addition, the Company does not permit the Member to offset or recoup any obligations owing to Unified or such subsidiaries or otherwise refuse to make any payment to Unified or such subsidiaries. However, Unified and such subsidiaries retain all rights of offset and recoupment and furthermore, the 2008 form of pledge agreement provides that Unified and its subsidiaries each have the right to offset and recoup any obligations owed by the Member to any of them.

Since the deposit accounts are not segregated from Unified’s other funds, Unified’s liquidity might be adversely affected if Unified were required to return a substantial amount of the deposit accounts at one time or over a brief period of time. While Unified’s liquidity has not been adversely affected in the past as a result of the return of deposits to Members or Non-Member customers, there can be no assurance that Unified’s liquidity would not be adversely affected in the future as a result of the return to Members or Non-Member customers of a substantial amount of deposit accounts. In addition, Unified does not maintain any segregated funds to provide for the repayment of deposit accounts, nor are the deposit accounts secured obligations of Unified. Thus, in the event a substantial amount of deposit accounts were required to be repaid by Unified at one time or over a brief period of time, or in the event Unified were to experience financial difficulties or to become insolvent, there can be no assurance that Unified would be able to repay the deposit accounts and Members or Non-Member customers would recover the amount of their deposit accounts.

Reduced Share Requirement

Members may apply for a reduced Class B Share requirement (the “RBI”), which requires Members to pay for their purchases electronically on the current due date and demonstrate credit worthiness. The purpose of the RBI is to encourage Member growth by offering a reduced requirement if certain qualifications are met and to provide a cap on the investment requirement at certain volume levels. The standard Class B Share requirement (“SBI”) is approximately twice the amount of the Member’s average weekly purchases from the Cooperative Division, except for meat and produce, which are approximately one times the Member’s average weekly purchases from the Cooperative Division. The RBI is based on a sliding scale such that additional purchase volume marginally reduces the requirement as a percentage of purchase volume. The sliding scale applicable to the RBI is illustrated in the following tables:

Cooperative Divisions other than Meat and Produce

Average Weekly Purchases ($000’s)	Marginal RBI
Up to $40	1.75
$40 to $100	1.70
$100 to $200	1.65
$200 to $300	1.60
$300 to $400	1.55
$400 to $500	1.50
$500 to $1,000	1.45
$1,000 to $2,000	1.40
Over $2,000	0.00

Meat and Produce Divisions

Average Weekly Purchases ($000’s)	Marginal RBI
Up to $100	0.90
$100 to $200	0.85
$200 to $300	0.80
$300 to $400	0.75
Over $400	0.00

Note:	Marginal RBI is the rate of investment on each layer of average weekly purchases from the Cooperative Division (“AWP”). A Member pays the corresponding marginal RBI for each incremental AWP. (Example: If AWP is $55,000, the RBI is 1.75 weeks on the first $40,000 and 1.70 weeks on the remaining $15,000.)

Members who do not select the RBI remain on the SBI. However, once a Member has elected the RBI option, it must notify Unified in writing if it wishes to change its election. Generally, changes can only be made at the time of the second quarter recalculation of the Class B Share requirement in March. Certain Members, including former shareholders of United or AG, who are permitted to satisfy their Class B Share requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions must remain on the RBI and typically will not be permitted to change their election to the SBI until they have satisfied their Class B Share requirement.

Deposit Fund Deficiency

At any given time, the Company’s required cash deposits may be less than otherwise would be required (referred to as a “deposit fund deficiency”) as a result of Members having been approved to build deposits over time or in cases where their Required Deposits are waived. The Member deposit fund deficiency was approximately $1.8 million and $2.0 million at January 2, 2010 and October 3, 2009, respectively. The deposit fund deficiencies consisted of approximately $1.2 million and $1.4 million at January 2, 2010 and October 3, 2009, respectively, of Members that were approved to build deposit fund requirements over time, and approximately $0.6 million and $0.6 million, respectively, of former shareholders of United that elected to satisfy their Class B Share requirement over time.

Pledge of Shares and Deposits; Offset and Recoupment

The Company requires each Member to pledge, as collateral, all deposits and deposit accounts, all Class A, Class B and Class E Shares of the Company, all other shares and securities issued from time to time to the Member by Unified, and all distributions thereon (including Patronage Certificates) and products and proceeds thereof, to secure its obligations to Unified and its direct or indirect, present or future subsidiaries. Such security is also pledged to Unified and such subsidiaries to secure the prohibition against their transfer and to secure Unified’s rights to repurchase the shares. Upon termination of membership of a Member or any affiliate of a Member, or default by a Member or any affiliate of a Member of any agreement with Unified or such subsidiaries, Unified is under no obligation to return any collateral pledged to it or such subsidiaries, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, Unified or such subsidiaries. The Company does not permit a Member to offset or recoup any obligations owing to Unified or such subsidiaries or otherwise refuse to pay any amounts owed to Unified or such subsidiaries. However, Unified and such subsidiaries retain all rights of offset and recoupment and furthermore, the 2008 form of pledge agreement provides that Unified and such subsidiaries each have the right to offset and recoup any obligations owed by the Member to any of them. The Secretary of Unified is authorized, and is given a power of attorney, on behalf of each Member to surrender the shares for repurchase or redemption, to receive notice of purchase or of repurchase and redemption, to receive the proceeds therefrom, to do all acts necessary or advisable to perfect the security interests of Unified and its direct and indirect, present and future subsidiaries, to do any act the Member is obligated to do, to file in the Member’s name any financing statement and to endorse and transfer collateral upon foreclosure.

Any breach by a Member or its affiliate of the Bylaws, or any covenant or agreement with Unified or such subsidiaries, or any rules or regulations established by Unified, and the termination of a Member’s membership in Unified, among other events set forth in the Member’s pledge agreement with Unified, constitute an event of default under such pledge agreement.

Default Rights and Remedies

If a Member or affiliate of a Member defaults on any obligations to Unified or its direct or indirect, present or future subsidiaries, or if any other default described in the pledge agreement occurs, Unified and its subsidiaries will have all rights and remedies under, among other things, the Uniform Commercial Code, including the right to have, among other things, all amounts payable in respect of the Class A, Class B and Class E shares and any deposits paid directly to Unified and such subsidiaries and the right to sell such shares at private sale. Upon termination of membership of a Member or any affiliate of a Member, or default by a Member or any affiliate of a Member of any agreement with Unified or such subsidiaries, Unified is under no obligation to return any collateral pledged to it or such subsidiaries, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, Unified or such subsidiaries.

Other Significant Aspects

The deposit accounts and subordinated patronage dividend certificates are not secured by any lien upon any assets of Unified. Other than a transfer to Unified, none of the Class A, Class B or Class E Shares, deposits or subordinated patronage dividend certificates may be transferred or assigned without the consent of Unified, which will normally be withheld except where such transfer is in connection with the transfer of a Member’s business to an existing or new Member for the continuation of such business.

LEGAL MATTERS

The validity of the deposit accounts has been passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended October 3, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Unified makes available, free of charge, through its website (http://www.unifiedgrocers.com) its Forms 10-K, 10-Q and 8-K, as well as its registration statements, proxy statements and all amendments to those reports, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we filed with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. All reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC are available on the SEC’s website at http://www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain of the information we file with the SEC. This means we can disclose important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that is filed with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information.

The following documents filed by Unified with the SEC are hereby incorporated by reference:

•	Annual Report on Form 10-K for the fiscal year ended October 3, 2009 filed on December 17, 2009;

•	Definitive Proxy Statement on Schedule 14A dated January 8, 2010, relating to our annual meeting of shareholders held on February 23, 2010;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2010 filed on February 16, 2010;

•	Current Report on Form 8-K filed on November 9, 2009; and

•	Current Report on Form 8-K filed on December 29, 2009.

Copies of these filings are available free of charge by writing to Unified Grocers, Inc., attention Corporate Secretary, 5200 Sheila Street, Commerce, CA 90040 or by telephoning us at (323) 264-5200.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

FORWARD-LOOKING INFORMATION

This prospectus and documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, or (c) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions. When we use words such as “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, we cannot give you any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond our control. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed under “RISK FACTORS,” and the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” in the Annual Report on Form 10-K. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. The Company undertakes no duty or obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents we file from time to time with the Securities and Exchange Commission.